Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

Office of the Secretary of State

Certificate of Fact

The undersigned, as Secretary of State of Texas, does hereby certify that the document, Articles Of Incorporation for Netco Investments, Inc. (file number 109912800), a Domestic For-Profit Corporation, was filed in this office on December 28, 1988.

It is further certified that the entity status in Texas is in existence.

In testimony whereof, I have hereunto signed my name officially and caused to be impressed hereon the Seal of State at my office in Austin, Texas on December 23, 2010.

Hope Andrade
Secretary of State

FILED
In the Office of the
Secretary of State of Texas

DEC 2 2 2010

Corporations Section

CERTIFICATE OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
PRIVADA, INC.
December 15, 2010

The undersigned being the sole authorized Officer of Privada, Inc., a corporation existing under the laws of the State of Texas, does hereby certify under the seal of said corporation as follows:

(1) The name of the Corporation as amended on August 16, 2006 is Privada, Inc.

(2) The Original Articles of Incorporation as originally filed on December 28, 1988, and amended on August 16, 2006, shall be changed and amended as follows:

ARTICLE I is hereby superseded and amended to read as set forth immediately following:

The name of the corporation is Netco Investments, Inc.

(3) The sole effect of the Amendment is to change the Corporate Name.

(4) Adoption of the Amendment occurred by unanimous consent of the Board of Directors on December 15, 2010, and which was ratified and consented to on December 15, 2010 by a shareholder vote representing at least 51% of the shares outstanding.

The amendments to the Certificate of Formation have been approved in the manner required by the Texas Business Organization Code and the Corporation's governing documents. The undersigned signs this document subject to the penalties imposed by law for the submission of a false or fraudulent document.

Dated this 15th day of December, 2010.

Gary Freeman
President

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Netco Investments, Inc.
109912800

[formerly: Privada, Inc.]

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 12/22/2010

Effective: 12/22/2010

Hope Andrade
Secretary of State

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
PRIVADA, INC.
December 15, 2010

The undersigned being the sole authorized Officer of Privada, Inc., a corporation existing under the laws of the State of Texas, does hereby certify under the seal of said corporation as follows:

(1) The name of the Corporation as amended on August 16, 2006 is Privada, Inc.

(2) The Original Articles of Incorporation as originally filed on December 28, 1988, and amended on August 16, 2006, shall be changed and amended as follows:

ARTICLE I is hereby superseded and amended to read as set forth immediately following:

The name of the corporation is Netco Investments, Inc.

(3) The sole effect of the Amendment is to change the Corporate Name.

(4) Adoption of the Amendment occurred by unanimous consent of the Board of Directors on December 15, 2010, and which was ratified and consented to on December 15, 2010 by a shareholder vote representing at least 51% of the shares outstanding.

The undersigned signs this document subject to the penalties imposed by law for the submission of a false or fraudulent document.

Dated this 15th day of December, 2010.

PAUL TAYLOR
Secretary

RECEIVED
DEC 2 0 2010
Secretary of State

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

Office of the Secretary of State

December 21, 2010

RASi Registered Agent Solutions, Inc.
515 Congress Ave. Suite 2300
Austin, TX 78701 USA

—

Batch Number: 34676744 **Document Number: 346767440002**

Re: Netco Investments, Inc.
File Number: 109912800
Certificate of Amendment

This office has received and reviewed the above referenced document. The review reveals the following objections to the filing of the document. The document and any checks submitted in payment of statutory fees are returned to you for correction and resubmission. If payment of fees were to be charged to a credit card, LegalEase®, or a SOS client account, the account has not been charged.

1. A Certificate of Amendment must state that each amendment has been properly approved. TBOC Sec. 3.053. The following statement of approval may be used: "The amendments to the Certificate of Formation have been approved in the manner required by the Texas Business Organizations Code and the entity's governing documents."

Sincerely,

Debi Mojica
Corporations Section
Business & Public Filings Division
512-463-5583

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

Office of the Secretary of State

December 23, 2010

Registered Agent Solutions
515 Congress Ave., Ste. 2300
Austin, TX 78701 USA

RE: Netco Investments, Inc.
File Number: 109912800

It has been our pleasure to file the Certificate of Amendment for the referenced entity. Enclosed is the certificate evidencing filing. Payment of the filing fee is acknowledged by this letter.

If we may be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure